EXHIBIT 99.2

TEKMIRA PHARMACEUTICALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATIONS

November 15, 2010 / This discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements and related notes for the periods ended September 30, 2010, and the audited consolidated financial statements and related notes for the year ended December 31, 2009, both of which are prepared in accordance with Canadian generally accepted accounting principles, and management’s discussion and analysis of financial condition and operations for the year ended December 31, 2009. Unless the context otherwise requires, all references to “Tekmira”, the “Company”, “we”, “us”, and “our” refer to Tekmira Pharmaceuticals Corporation, including all its subsidiaries. Additional information relating to Tekmira, including the Company’s March 31, 2010 Annual Information Form and Short Form Base Shelf Prospectus dated November 4, 2010 is on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements are generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “budgets”, “could”, “estimates”, “expects”, “forecasts”, “projects” and similar expressions, and the negative of such expressions. Forward-looking statements in this discussion and analysis include statements about Tekmira’s strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; estimates of the number of clinical development programs to be undertaken by Tekmira and its product development partners; selection of additional product candidates; timing of release of clinical data; the quantum and timing of potential funding; use of lipid nanoparticle (LNP) technology by Tekmira’s licensees (we have previously referred to our LNP technology as SNALP for Stable Nucleic Acid Lipid Particles); the effects of Tekmira’s products on the treatment of elevated low-density lipoprotein (LDL) cholesterol, cancer and infectious disease; Tekmira’s expectations with respect to existing and future agreements with third parties; and estimates of the length of time Tekmira’s business will be funded by its anticipated financial resources.

With respect to the forward-looking statements contained in this discussion and analysis, Tekmira has made numerous assumptions regarding, among other things: LNP’s status as a leading RNAi delivery technology; the effectiveness of Tekmira’s products as a treatment for high LDL cholesterol, cancer and infectious disease; the developmental milestones and approvals required to trigger funding for TKM-Ebola from the Transformational Medical Technologies program; results in non-human primates are indicative of the potential effect in humans; Tekmira’s research and development capabilities and resources; FDA approval with respect to commencing clinical trials; FDA approval of Tekmira’s products; the timing and obtaining of regulatory approvals for Tekmira’s products; the timing and results of clinical data releases and use of LNP technology by Tekmira’s development partners and licensees; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira’s collaborative partners including the U.S. Government; the sufficiency of budgeted capital expenditures in carrying out planned activities; Tekmira’s ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others; the ability to succeed at establishing a successful commercialization program for any of Tekmira’s products; and the availability and cost of labour and services. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Management’s Discussion and Analysis (continued)	Tekmira – Q3 2010

Additionally, there are known and unknown risk factors which could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; the FDA will not approve the commencement of Tekmira’s planned clinical trials or approve the use of Tekmira’s products and generally, difficulties or delays in the progress, timing and results of clinical trials and studies; the FDA may determine that the design and planned analysis of Tekmira’s clinical trials do not adequately address the trial objectives in support of Tekmira’s regulatory submissions; future operating results are uncertain and likely to fluctuate; Tekmira may not be able to develop and obtain regulatory approval for its products; competition from other pharmaceutical or biotechnology companies; Tekmira’s ability to raise additional financing required to fund further research and development, clinical studies, and obtain regulatory approvals, on commercially acceptable terms or at all; economic and capital market conditions; Tekmira’s ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira’s research and development capabilities and resources will not meet current or expected demand; Tekmira’s development partners and licensees conducting clinical trial and development programs will not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira’s collaborative partners including the U.S. Government will not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; pre-clinical trials may not be completed, or clinical trials started, when anticipated or at all; pre-clinical and clinical trials may be more costly or take longer to complete than anticipated; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; funding from research and product development partners may not be provided when required under agreements with those partners; Tekmira may become subject to product liability or other legal claims for which the Company has made no accrual in its financial statements; Tekmira has not sufficiently budgeted for capital expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira’s Short Form Base Shelf Prospectus dated November 4, 2010 available at www.sedar.com. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

OVERVIEW

Tekmira is a biopharmaceutical company focused on advancing novel RNA interference therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners.

United States share listing

On November 15, 2010, Tekmira’s common shares began to trade on the NASDAQ Capital Market. This listing is in addition to the Company’s current listing on the Toronto Stock Exchange.

We believe a U.S. listing broadens Tekmira’s exposure to leading North American health care investors and many of our collaborators and partners are listed in the United States.

In order to meet the NASDAQ’s share listing requirement of a US$4.00 minimum share price, on November 4, 2010, Tekmira completed a consolidation of its common shares whereby five old common shares of Tekmira were exchanged for one new common share of Tekmira. All references to common shares, average number of common shares outstanding, per share amounts and options in this discussion have been restated to reflect the common share consolidation on a retroactive basis.

Management’s Discussion and Analysis (continued)	Tekmira – Q3 2010

Technology, product development and licensing agreements

Our therapeutic product pipeline consists of products being developed internally with our research and development resources. We also support the development of our collaboration partners’ products and are developing an Ebola antiviral (TKM-Ebola) under a Transformational Medical Technologies (TMT) contract with the U.S. Government. Our focus is on advancing products that utilize our proprietary lipid nanoparticle (LNP) technology for the delivery of small interfering RNA (siRNA). We have previously referred to our LNP technology as SNALP for Stable Nucleic Acid Lipid Particles. These products are intended to treat diseases through a process known as RNA interference which prevents the production of proteins that are associated with various diseases. We have rights under Alnylam Pharmaceuticals, Inc.’s (Alnylam) RNAi intellectual property to develop eight RNAi therapeutic products.

Our lead internal product candidates are

•	TKM-ApoB (formerly ApoB SNALP), for the treatment of high cholesterol;

•	TKM-PLK1 (formerly PLK1 SNALP), for the treatment of cancer; and

•	TKM-Ebola (formerly Ebola SNALP), for the treatment of Ebola infection.

In the field of RNAi therapeutics, we have licensed our LNP delivery technology to Alnylam and Merck & Co., Inc. Alnylam has granted non-exclusive access to some of our intellectual property to certain of its partners, including F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. (Roche), Regulus Therapeutics, Inc. (Regulus) (a joint venture between Alnylam and Isis Pharmaceuticals, Inc.) and Takeda Pharmaceutical Company Limited. In addition, we have ongoing research relationships with Bristol-Myers Squibb Company, Pfizer, the U.S. Army Medical Research Institute for Infectious Diseases (USAMRIID), the United States National Cancer Institute and the U.S. Government through their TMT program. Outside the RNAi field, we have legacy licensing agreements with Hana Biosciences, Inc. and Aradigm Corporation.

TKM-ApoB

On July 2, 2009 we announced that we had initiated a Phase 1 human clinical trial for TKM-ApoB (formerly known as ApoB SNALP). TKM-ApoB, our lead RNAi therapeutic product candidate, is being developed as a treatment for patients with high levels of low-density lipoprotein (LDL) cholesterol, or “bad” cholesterol, who are not well served by current therapy. TKM-ApoB is designed to reduce the production of apolipoprotein B 100 (ApoB), a protein produced in the liver that plays a central role in cholesterol metabolism.

Our therapeutic approach is to target ApoB, a protein synthesized in the liver that is essential to the assembly and secretion of very low density lipoprotein (VLDL), a precursor to LDL, both of which are required for the transport and metabolism of cholesterol. TKM-ApoB consists of siRNA, designed to silence ApoB, encapsulated in a LNP formulation. TKM-ApoB is delivered into the liver hepatocytes, the cells which produce ApoB, where the siRNA acts to silence the messenger RNA coding for ApoB protein resulting in a decrease in circulating VLDL and LDL.

On January 7, 2010 we announced the completion of the Phase 1 TKM-ApoB clinical trial. We enrolled a total of 23 subjects in the trial. Of the 23 subjects enrolled, 17 subjects received a single dose of TKM-ApoB at one of seven different dosing levels and six subjects received a placebo.

The primary endpoints of the TKM-ApoB Phase 1 clinical trial were measures of safety and tolerability. TKM-ApoB was well tolerated overall in this study with no evidence of liver toxicity, which was the anticipated dose-limiting toxicity observed in preclinical studies. Of the two subjects treated at the highest dose level, one subject experienced an adverse event comprised of flu-like symptoms, cytokine release and transient hypotension consistent with stimulation of the immune system caused by the ApoB siRNA payload. The other subject treated at the highest dose level experienced no side effects. Based on the potential for the immune stimulation to interfere with further dose escalation, we decided to conclude the trial.

Management’s Discussion and Analysis (continued)	Tekmira – Q3 2010

Based on a review of subsequent non-clinical data for TKM-ApoB, we have decided to delay the initiation of our next TKM-ApoB clinical trial. We had originally planned to initiate a Phase 1-2 clinical trial for TKM-ApoB by the end of 2010. In non-clinical studies, the performance characteristics of the specific lipid nanoparticle formulation used in the current TKM-ApoB product candidate have not met our expectations for the intended application. We tailor LNP formulations for each intended application. We continue to make significant advances in LNP formulation development and there are several alternative LNP formulations with improved characteristics that are currently being evaluated for TKM-ApoB development.

TKM-PLK1

Our second internal siRNA product candidate, TKM-PLK1, has been shown in preclinical animal studies to selectively kill cancer cells, while sparing normal cells in healthy tissue. TKM-PLK1 is targeted against PLK1 (polo-like kinase 1), a protein involved in tumor cell proliferation and a validated oncology target. Inhibition of PLK1 prevents the tumor cell from completing cell division, resulting in cell cycle arrest and death of the cancer cell.

Our preclinical studies have demonstrated that a single, systemic intravenous administration of TKM-PLK1 blocked PLK1 expression in liver tumors causing extensive tumor cell death. After repeat dosing, this result translated into significant inhibition of tumor growth and prolonged survival without evidence of toxicities often associated with oncology drugs. The TKM-PLK1 anti-tumor efficacy results were confirmed to be the result of silencing PLK1 via RNA interference. Furthermore, certain LNP formulations also provided potent anti-tumor efficacy in preclinical models of tumors outside the liver.

We have completed formal preclinical safety studies and, having recently received clearance from the FDA for our IND application, we plan to initiate a Phase 1 human clinical trial, evaluating TKM-PLK1 as a treatment for solid tumor cancers, later in 2010. We are currently evaluating opportunities to expand the development of TKM-PLK1, including initiating a clinical trial in collaboration with the United States National Cancer Institute (NCI). The NCI trial will provide an opportunity to evaluate TKM-PLK1 in a clinical trial designed to rapidly provide clinical proof of concept of our LNP technology and PLK1 as an important oncology target.

TKM-Ebola

On May 28, 2010 we announced the publication of a series of studies demonstrating the ability of an RNAi therapeutic utilizing our LNP technology to protect non-human primates from Ebola virus, a highly contagious and lethal human infectious disease.

We conducted the studies in collaboration with leading infectious disease researchers from Boston University and the U.S. Army Medical Research Institute of Infectious Diseases (USAMRIID) and funded in part by the U.S. Government’s Transformational Medical Technologies (TMT) program. The results, which were published in the prominent medical journal, The Lancet, describe antiviral activity of siRNA in LNPs targeting the Ebola virus (TKM-Ebola). When used to treat infected non-human primates, TKM-Ebola resulted in complete protection from an otherwise lethal dose of Zaire Ebola virus. For many years, the Zaire species of Ebola virus (ZEBOV) has been associated with periodic outbreaks of hemorrhagic fever in human populations with mortality rates reaching 90%. There are currently no treatments for Ebola or other hemorrhagic fever viruses.

In the published studies, non-human primates were infected with a lethal dose of ZEBOV and were then treated with seven daily doses of TKM-Ebola. The TKM-Ebola therapeutic delivered three different siRNAs targeting three separate viral gene products thereby inactivating the virus in three different parts of its life cycle. The three siRNAs were encapsulated in our proprietary LNP delivery technology engineered for delivery to the cells where the Ebola virus is known to replicate. All of the non-human primates treated with TKM-Ebola survived the infection and were shown to be free of ZEBOV virus infection within 14 days after inoculation with a lethal dose of ZEBOV virus.

Management’s Discussion and Analysis (continued)	Tekmira – Q3 2010

On July 14, 2010, we signed a contract with the United States Government to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection. The initial phase of the contract, which is funded under a Transformational Medical Technologies program, is budgeted at US$34.7 million and is expected to last approximately three years. This initial funding is for the development of TKM-Ebola including completion of preclinical development, filing an IND application with the FDA and completing a Phase 1 human safety clinical trial. We expect to file an IND for TKM-Ebola in the second half of 2011.

The U.S. Government has the option of extending the contract beyond the initial funding period to support the advancement of TKM-Ebola through to the completion of clinical development and FDA approval. Based on the budget for the extended contract this would provide us with up to US$140.0 million in funding for the entire program.

Under the contract we are being reimbursed for costs incurred, including an allocation of overheads, and we are earning an incentive fee.

Alnylam collaboration and license

On January 8, 2007, we entered into a licensing and collaboration agreement with Alnylam giving them an exclusive license to certain historical lipid nanoparticle intellectual property owned by Tekmira for the discovery, development, and commercialization of RNAi therapeutics. This agreement only covered intellectual property owned before Tekmira’s business combination with Protiva Biotherapeutics, Inc. (Protiva) on May 30, 2008.

As a result of the business combination with Protiva on May 30, 2008 we acquired a Cross-License Agreement (Alnylam Cross-License) between Protiva and Alnylam, dated August 14, 2007. The Cross-License grants Alnylam non-exclusive access to Protiva’s intellectual property and required Alnylam to fund a certain level of collaborative research for two years. The research collaboration element of the Alnylam Cross-License expired on August 13, 2009. We are, however, continuing to make LNP research batches for Alnylam under a manufacturing agreement which is discussed below.

On August 21, 2007, under the Alnylam Cross-License, Alnylam made a payment of US$3.0 million that gives Alnylam the right to “opt-in” to the Tekmira TKM-PLK1 project and contribute 50% of product development costs and share equally in any future product revenues. Alnylam has until the start of a Phase 2 clinical trial of the TKM-PLK1 project to exercise their opt-in right. If Alnylam chooses to opt into the TKM-PLK1 project the US$3.0 million already paid will be credited towards Alnylam’s 50% share of project costs to date.

We are eligible to receive up to US$16.0 million in milestones from Alnylam for each RNAi therapeutic advanced by Alnylam or its partners that utilizes our intellectual property, and royalties on product sales. The impact of the Alnylam agreements, including contract manufacturing services, on our results of operations is covered further in the Revenue section of this discussion.

The agreements with Alnylam grant us intellectual property rights to develop our own proprietary RNAi therapeutics. Alnylam has granted us a worldwide license for the discovery, development and commercialization of RNAi products directed to eight gene targets (three exclusive and five non-exclusive licenses). Licenses for three targets, ApoB, PLK1 and Ebola, have already been granted on a non-exclusive basis. Under the RNAi licenses granted to us, we may select five additional gene targets to develop RNAi therapeutic products, provided that the targets are not part of an ongoing or planned development program of Alnylam. In consideration for this license, we have agreed to pay royalties to Alnylam on product sales and have milestone obligations of up to US$8.5 million on four of the non-exclusive licenses (with the exception of TKM-Ebola, which has no milestone obligations, and TKM-PLK1 if Alnylam opts–in to the development program) and no milestone obligations on the three exclusive licenses.

Management’s Discussion and Analysis (continued)	Tekmira – Q3 2010

On April 3, 2009 Alnylam announced that they had initiated a Phase 1 human clinical trial for a product candidate that utilizes our LNP technology. The Alnylam product candidate, ALN-VSP, is being developed as a treatment for advanced solid tumors with liver involvement. ALN-VSP comprises siRNA molecules delivered systemically using our LNP technology. We are responsible for manufacturing the ALN-VSP drug product. The initiation of the ALN-VSP Phase 1 clinical trial triggered a milestone payment of $0.6 million (US$0.5 million) which we received in May 2009. Interim ALN-VSP data were presented at the 2010 Annual Meeting of the American Society of Clinical Oncology (ASCO). The study results from 19 patients in the first four dose cohorts demonstrate that ALN-VSP is well tolerated in most patients, and results from pharmacodynamic measurements provide preliminary evidence of clinical activity. The study has not yet reached a maximum tolerated dose and is continuing enrollment with dose escalation.

Alnylam are advancing two ALN-TTR formulations, ALN-TTR01 and ALN-TTR02. Both formulations are RNAi therapeutics targeting transthyretin (TTR) for the treatment of TTR amyloidosis, a systemic disease caused by mutations in the TTR gene. ALN-TTR01 and ALN-TTR02 utilize our LNP technology and will be manufactured by us. On July 7, 2010, Alnylam announced the initiation of a Phase 1 human clinical trial for ALN-TTR01 which triggered a US$0.5 million milestone payment to us.

Under a manufacturing agreement (Alnylam Manufacturing Agreement) dated January 2, 2009, we continue to be the exclusive manufacturer of any products required by Alnylam through to the end of Phase 2 clinical trials that utilize our technology. Alnylam are paying for the provision of staff and for external costs incurred. Under the Alnylam Manufacturing Agreement there is a contractual minimum of $11.2 million payable by Alnylam for the three years from 2009 to 2011.

Roche product development and research agreements

On May 30, 2008, we signed an initial research agreement with Roche. This initial research agreement expired at the end of 2008 and was replaced by a research agreement (Roche Research Agreement) dated February 11, 2009. Work under the Roche Research Agreement was completed in the first half of 2009.

On May 11, 2009 we announced a product development agreement with Roche (Roche Product Development Agreement) that provides for product development up to the filing of an IND by Roche. The product development activities under this agreement expand the activities that were formerly covered by the Roche Research Agreement. Under the Roche Product Development Agreement, Roche will pay up to US$8.8 million for us to support the advancement of a Roche RNAi product candidate using our LNP technology through to the filing of an IND application. We are also eligible to receive up to US$16.0 million in milestones plus royalties on product sales for each product advanced through development and commercialization based on Roche’s access to our intellectual property through Alnylam.

We will develop and manufacture the drug product for use in all preclinical studies under the Roche Product Development Agreement and will collaborate with Roche to conduct the preclinical testing. The agreement also provides that we will manufacture one batch of clinical product for a Phase 1 human clinical trial.

Under the Roche Product Development Agreement Roche will pay for the provision of our staff and for external costs incurred. We are recognizing revenue from this agreement in proportion to the services provided up to the reporting date by comparing actual hours spent to estimated total hours for each product under the contract. Revenue from external costs incurred on Roche product candidates will be recorded in the period that Roche is invoiced for those costs.

Management’s Discussion and Analysis (continued)	Tekmira – Q3 2010

At September 30, 2010 there was one systemic RNAi product in development under the Roche Product Development Agreement. Roche recently provided us with guidance that the IND filing of the product candidate will be delayed and will not be filed before the end of 2010. Under the agreement, Roche may select a second product for development.

Merck & Co., Inc. (Merck) license agreement

As a result of the business combination with Protiva we acquired a non-exclusive royalty-bearing world-wide license agreement with Merck. Under the license, Merck will pay up to US$17.0 million in milestones for each product they develop covered by Protiva’s intellectual property, except for the first product for which Merck will pay up to US$15.0 million in milestones, and will pay royalties on product sales. Merck has also granted a license to the Company to certain of its patents. The license agreement with Merck was entered into as part of the settlement of litigation between Protiva and a Merck subsidiary.

Bristol-Myers Squibb Company (BMS) research agreement

On May 10, 2010 we announced the expansion of our research collaboration with BMS. Under the new agreement, BMS will use siRNA molecules formulated by us in LNPs to silence target genes of interest. BMS will conduct the preclinical work to validate the function of certain genes and share the data with us. We can use the preclinical data to develop RNAi therapeutic drugs against the therapeutic targets of interest. BMS paid us US$3.0 million concurrent with the signing of the agreement. We are required to provide a predetermined number of LNP batches over the four-year agreement. BMS will have a first right to negotiate a licensing agreement on certain RNAi products developed by us that evolve from BMS validated gene targets. Recognition of revenue from agreements with BMS is covered in the Results of Operations section of this discussion.

U.S. Army Medical Research Institute for Infectious Diseases (USAMRIID) research agreement

In 2005 we signed a five-year research agreement with the USAMRIID to collaborate on the development of siRNA-based therapy against filovirus infections, including Ebola, using LNPs. We recently received the final payment under this grant. Further development of our TKM-Ebola product is being funded by the U.S. Government under the TMT as discussed above.

U.S. National Institutes of Health (NIH) grant

On October 13, 2010 we announced that together with collaborators at The University of Texas Medical Branch (UTMB), we were awarded a new NIH grant to support research to develop RNAi therapeutics to treat Ebola and Marburg hemorrhagic fever viral infections using our LNP delivery technology. The grant, worth US$2.4 million, will support work at Tekmira and the UTMB.

Takeda Pharmaceutical Company Limited (Takeda) research agreement

We have an ongoing research agreement with Takeda signed on December 26, 2008.

In the first quarter of 2010, we expanded our agreement with Takeda to provide additional LNP batches as Takeda continues to evaluate our technology.

Takeda has, through Alnylam, a non-exclusive sublicense to our intellectual property. Under our agreements with Alnylam we are eligible to receive up to US$16.0 million in milestones plus additional royalties on each Takeda product that uses our technology.

Management’s Discussion and Analysis (continued)	Tekmira – Q3 2010

Pfizer research agreement

We have a research collaboration agreement with Pfizer whereby Pfizer is evaluating our LNP technology to deliver certain siRNA molecules provided by Pfizer.

Legacy Agreements

Hana Biosciences, Inc. (Hana) license agreement

Hana is developing targeted chemotherapy products under a legacy license agreement entered into in May 2006. Marqibo® (Optisomal Vincristine), AlocrestTM (formerly INX-0125, Optisomal Vinorelbine) and BrakivaTM (formerly INX-0076, Optisomal Topotecan), products originally developed by us, have been exclusively licensed to Hana. Hana has agreed to pay us milestones and royalties and is responsible for all future development and future expenses. In May 2009, the license agreement with Hana was amended to decrease the size of near-term milestone payments and increase the size of long-term milestone payments. On September 20, 2010, the license agreement with Hana was amended a second time such that Hana paid $5.9 million (US$5.75 million) in consideration for reducing certain future payments associated with the product candidates. The payment of $5.9 million (US$5.75 million) from Hana has been paid to certain of our contingent creditors in full settlement of a contingent obligation. See “Off-Balance Sheet Arrangements.” We are now eligible to receive milestone payments from Hana of up to US$19.0 million upon achievement of further development and regulatory milestones and we are also eligible to receive single-digit royalties on product sales. The milestone payments can be made in common shares of Hana. If Hana sublicenses any of the product candidates, Tekmira is eligible to receive a percentage of any upfront fees or milestone payments received by Hana.

Aradigm Corporation (Aradigm) license agreement

On December 8, 2004, we entered into a licensing agreement with Aradigm under which Aradigm exclusively licensed certain of our liposomal intellectual property. Under this agreement, we are entitled to milestone payments totaling US$4.75 million for each disease indication, to a maximum of two, pursued by Aradigm using our technology. In addition, we are entitled to royalties on any product revenue.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our critical accounting policies and estimates are disclosed in our 2009 Annual Management’s Discussion and Analysis and the notes to our 2009 audited annual consolidated financial statements.

FUTURE CHANGES IN ACCOUNTING POLICIES

Impact of Accounting Pronouncements Affecting Future Periods

As discussed earlier, Tekmira is now registered with the U.S. Securities and Exchange Commission (SEC) and the Company’s common shares began trading on the NASDAQ Capital Market on November 15, 2010. The Canadian Securities Administrators’ National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency, permits Canadian public companies which are also SEC registrants the option of preparing their financial statements under generally accepted accounting principles used in the United States (US GAAP).

We have undertaken a detailed review of the implications of conversion to US GAAP as compared to Canadian GAAP and International Financial Reporting Standards (IFRS). Based on a number of our peers and collaborators reporting under US GAAP we concluded that US GAAP is more relevant to the users of our financial statements than IFRS. As such, we have chosen to stop our IFRS conversion

Management’s Discussion and Analysis (continued)	Tekmira – Q3 2010

efforts and to adopt US GAAP as Tekmira’s primary basis of financial reporting commencing on either December 31, 2010 or on January 1, 2011 and on a retrospective basis. Upon conversion, our comparative financial information will be revised to reflect our results as if they had been historically reported in accordance with US GAAP.

The application of US GAAP to our current financial statements will result in the following material difference in our accounting policies: Certain technology and technology licenses acquired from third-parties would be classified as in-process research and development under US GAAP and written off immediately as they have no alternative use. Under Canadian GAAP these technologies and licenses are capitalized to intangible assets and amortized on a straight-line basis over their estimated life. This accounting policy difference applies to $16.3 million of medical technology included with the acquisition of Protiva completed on May 30, 2008. Under Canadian GAAP we capitalized the medical technology to intangible assets but under US GAAP this medical technology would be classified as in-process research and development and expensed at the time of acquisition. Conversion to US GAAP will result in a one-time expense of medical technology of $16.3 million in Q2 2008 and the reversal of subsequent quarterly $0.25 million medical technology amortization charges.

The adoption of US GAAP will not require significant changes to our existing internal controls over financial reporting and disclosure controls and procedures, or information and data systems.

SUMMARY OF QUARTERLY RESULTS

The following table presents our unaudited quarterly results of operations for each of our last eight quarters. These data have been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited financial statements and, in our opinion, include all adjustments necessary, consisting solely of normal recurring adjustments, for the fair presentation of such information.

(in millions Cdn$ except per share data)

	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Revenue
Collaborations and contracts
Alnylam	$1.6	$2.4	$2.2	$2.2	$2.0	$0.9	$1.4	$1.8
Roche	0.1	0.4	1.0	1.0	2.4	1.3	0.9	0.7
U.S. Government	—	—	—	—	—	—	—	1.2
Other	0.2	0.1	—	0.1	0.1	0.3	—	0.3

	1.8	2.9	3.2	3.3	4.5	2.5	2.3	3.9
Alnylam licensing fees and milestone payments	1.3	—	0.6	—	—	—	—	0.5
Hana license amendment payment	—	—	—	—	—	—	—	5.9

Total revenue	3.1	2.9	3.8	3.3	4.5	2.5	2.3	10.4
Net loss	(3.1)	(2.1)	(2.3)	(2.8)	(2.6)	(4.4)	(4.2)	(2.7)
Basic and diluted net loss per share	$(0.29)	$(0.20)	$(0.22)	$(0.27)	$(0.25)	$(0.43)	$(0.41)	$(0.26)

Management’s Discussion and Analysis (continued)	Tekmira – Q3 2010

Quarterly Trends / Our revenue is derived from research and development collaborations and contracts, licensing fees and milestone payments. Over the past two years, our principal sources of ongoing revenue have been our Alnylam partnership entered into in March 2006 and our Roche partnership which was expanded in May 2009.

We had a collaborative research agreement with Alnylam that was completed in August 2009. In January 2009 we signed a Manufacturing Agreement with Alnylam. Revenue from the Alnylam Manufacturing Agreement was higher than usual in Q3 2009, Q4 2009 and Q3 2010 when deferred revenue related to minimum FTE payments was recognized based on our estimate of percentage of completion. In Q1 2010 Alnylam revenue was relatively low as fewer batches were requested for manufacture.

Revenue from our Roche collaboration increased throughout 2009 to $2.4 million in Q4 2009 when we manufactured a number of drug batches.

The Q4 2008 Alnylam licensing fees and milestone payments of $1.3 million represents the final portion of amortization of an up-front fee received from Alnylam in 2007. In Q2 2009 and in Q3 2010 we received US$0.5 million milestone payments from Alnylam following their initiation of phase 1 human clinical trials for products enabled by our LNP delivery technology.

In Q3 2010 we began to earn revenue under a contract with the U.S. Government to develop our newest product candidate, TKM-Ebola.

Also in Q3 2010 we received a $5.9 million license amendment payment from Hana. The $5.9 million was then paid to certain contingent debtors so is also included as an “other loss” in our Q3 2010 income statement.

We expect revenue to continue to fluctuate particularly due to the variability in demand for our manufacturing services and timing of licensing payments and milestone receipts.

Net loss in Q4 2008 includes $1.2 million in restructuring costs as we reduced our workforce by 15 employees as part of the integration of the operations of Tekmira and Protiva. Q4 2008 also includes $1.3 million in foreign exchange gains largely due to the positive effect on our U.S. denominated cash investments and accounts receivable from the strengthening of the U.S. dollar as compared to the Canadian dollar.

Net loss in Q1 2009 was less than the Q4 2008 loss as our focus was on writing an IND application for our TKM-ApoB program. Net loss in Q2 2009 includes a bonus pay-out following the successful filing of our TKM-ApoB IND application and signing a product development agreement with Roche.

Net losses from Q3 2009 onwards have generally increased due to increased spending on our TKM-ApoB and TKM-PLK1 programs. In particular, in Q1 2010 and Q2 2010, we were manufacturing materials for preclinical and clinical trials and conducting toxicology studies in preparation for clinical development of both programs.

Net loss in Q3 2010 is lower than Q1 and Q2 2010 as revenues increased more than our expenses as explained in further detail below.

Management’s Discussion and Analysis (continued)	Tekmira – Q3 2010

RESULTS OF OPERATIONS

For the first nine months of 2010 our net loss was $11.3 million ($1.09 per common share) as compared to a net loss of $7.2 million ($0.69 per common share) for the first nine months of 2009. For Q3 2010 our net loss was $2.7 million ($0.26 per common share) as compared to a net loss of $2.8 million ($0.27 per common share) for Q3 2009.

The primary reasons for the increase in net losses are increased research, development, collaborations and contracts spending on our TKM-ApoB and TKM-PLK1 programs and the addition of our new TKM-Ebola program. Spending on our TKM-Ebola program is more than covered under a contract with the U.S. Government that pays an incentive fee. Also, in 2010, we have incurred professional and listing fees for our NASDAQ listing.

Revenue / Revenue was $10.4 million for Q3 2010 as compared to $3.3 million for Q3 2009 and was $15.2 million for the first nine months of 2010 as compared to $9.9 million for the first nine months of 2009. In Q3 2010 we received a $5.9 million license fee amendment payment from Hana which was subsequently paid on to certain debtors and is further explained in Off-Balance Sheet Arrangements below. Revenue streams from our ongoing collaborations and contracts changed significantly in Q3 2010 as discussed below.

Revenue is detailed in the following table:

	Three months ended		Nine months ended
(in millions Cdn$)	Sept 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009
Collaborations and contracts
Alnylam	$1.8	$2.2	$4.1	$6.8
Roche	0.7	1.0	2.8	2.3
U.S. Government	1.2	—	1.2	—
Other RNAi collaborators	0.3	0.1	0.6	0.2

Total collaborations and contracts	3.9	3.3	8.7	9.3
Alnylam milestone payments	0.5	—	0.5	0.6
Hana license amendment payment	5.9	—	5.9	—

Total revenue	$10.4	$3.3	$15.2	$9.9

Alnylam revenue / Under an agreement with Alnylam they were required to make collaborative research payments at a minimum rate of US$2.0 million per annum for the provision of our research staff. This agreement expired on August 13, 2009 and we no longer receive research funding from Alnylam. We are, however, continuing to make LNP research and clinical trial batches for Alnylam under the Alnylam Manufacturing Agreement.

In Q2 2009 and in Q3 2010 we received US$0.5 million milestone payments from Alnylam following their initiation of Phase 1 human clinical trials for products enabled by our LNP delivery technology.

Under the Alnylam Manufacturing Agreement we are the exclusive manufacturer of any products required by Alnylam that utilize our technology through to the end of Phase 2 clinical trials. Under the Alnylam Manufacturing Agreement there is a contractual minimum payment for the provision of staff in each of the three years from 2009 to 2011 and Alnylam is reimbursing us for any external costs incurred. Revenue from external costs related to the Alnylam Manufacturing Agreement is being recorded in the period that Alnylam is invoiced for those costs except where we bear the risk of batch

Management’s Discussion and Analysis (continued)	Tekmira – Q3 2010

failure in which case revenue is recognized only once Alnylam accepts the batch. The total payment for the provision of staff from 2009 to 2011 is a minimum of $11.2 million. We are recognizing revenue for the provision of staff under the Alnylam Manufacturing Agreement based on actual staff hours provided and our estimate of total staff hours to be provided in the year. In the third quarter of 2010 we recorded additional revenue as deferred revenue related to minimum FTE payments was recognized based on our estimate of percentage of completion.

Roche revenue / Under the Roche Product Development Agreement dated May 2009 Roche are paying us for the provision of staff and for certain external costs incurred. We are recognizing revenue from the Roche Product Development Agreement in proportion to the services provided up to the reporting date by comparing actual hours spent to estimated total project hours. Revenue from external costs incurred under the Roche Product Development Agreement is recorded in the period that Roche is invoiced for those costs. The difference between service revenue recognized and cash received is being recorded in the balance sheet as accrued or deferred revenue, as appropriate, and as at September 30, 2010 there was $1.7 million of deferred revenue in this respect.

We earned $0.8 million in collaborations revenue during the first half of 2009 for work under a separate Roche Research Agreement that ended in June 2009.

Under the Roche Product Development Agreement we are currently supporting the development of one product with Roche. Roche recently provided us with guidance that the IND filing of the product candidate will be delayed and will not be filed before the end of 2010. We therefore expect that less revenue will be earned and recognized from Roche in 2010.

U.S. Government revenue / On July 14, 2010, we signed a contract with the United States Government to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection (see Overview for further discussion). The initial phase of the contract, which is funded under a Transformational Medical Technologies program, is budgeted at US$34.7 million and is expected to last approximately three years. This initial funding is for the development of TKM-Ebola including completion of preclinical development, filing an IND application with the FDA and completing a Phase 1 human safety clinical trial.

Under the contract we are being reimbursed for costs incurred, including an allocation of overheads, and we are earning an incentive fee. We expect costs and revenues for this program to increase in the final quarter of 2010 as compared to the current quarter.

Other RNAi collaborators / We have active research agreements with a number of other RNAi collaborators including Bristol-Myers Squibb (BMS), Pfizer and Takeda. Also, as discussed earlier, in May 2010 we signed a formulation agreement with BMS under which BMS paid us $3.2 million (US$3.0 million) to make a certain number of LNP formulations over the next four years. Revenue from this agreement will be recognized as batches are produced. No batches have yet been produced under the new BMS agreement so deferred revenue as at September 30, 2010 includes $3.2 million in this respect.

Hana license amendment payment / On September 20, 2010, the license agreement with Hana was amended such that Hana paid $5.9 million (US$5.75 million) in consideration for reducing certain future payments associated with the product candidates. The payment of $5.9 million from Hana has been paid on to certain of our contingent creditors in full settlement of a contingent obligation. See “Off-Balance Sheet Arrangements.” We are now eligible to receive milestone payments from Hana of up to US$19.0 million upon achievement of further development and regulatory milestones and we are also eligible to receive single-digit royalties on product sales.

Expenses / Research, development, collaborations and contracts / Research, development, collaborations and contracts expenses increased to $5.2 million for Q3 2010 as compared to $4.4 million for Q3 2009 and increased to $15.5 million for the first nine months of 2010 as compared to $12.4 million for the first nine months of 2009.

Management’s Discussion and Analysis (continued)	Tekmira – Q3 2010

In Q3 2010 we signed a contract with the U.S. Government to develop TKM-Ebola and incurred significant program costs such as materials and preclinical studies that have been included in research, development, collaborations and contracts expenses. These costs are being reimbursed by the U.S. Government who is also paying for TKM-Ebola related labour costs and overheads and an incentive fee.

In the first nine months of 2010 we also incurred more reimbursable costs on our Alnylam and Roche collaborations as compared to the first nine months of 2009. We also incurred costs in the first nine months of 2010 on activities for our TKM-ApoB and TKM-PLK1 programs which included manufacturing materials for preclinical and clinical trials and completing toxicology studies. Based on a review of recent non-clinical data for TKM-ApoB, we have decided to delay the initiation of our next TKM-ApoB clinical trial. We had originally planned to initiate a Phase 1-2 clinical trial for TKM-ApoB by the end of this year. In non-clinical studies, the performance characteristics of the specific lipid nanoparticle formulation used in the current TKM-ApoB product candidate have not met our expectations for the intended application. We tailor LNP formulations for each intended application. We continue to make significant advances in LNP formulation development and there are several alternative LNP formulations with improved characteristics that are currently being evaluated for TKM-ApoB development.

Research, development, collaborations and contracts compensation expenses increased in Q3 2010 and year to date as compared to the same periods in 2009. This was due to increasing staff numbers in 2010 and the vesting and expensing of a portion of stock options granted in Q1 2010. Our research and development staff numbers have increased to 74 at September 30, 2010 (total staff 85) as compared to 64 (total staff 75) at September 30, 2009. Ordinarily, we issue an annual grant of stock options to all staff and directors at the end of our calendar year but due to a stock trading black-out our annual grant was delayed until Q1 2010. Typically, a portion of our stock options vest immediately so there is a peak in stock option expense in the period when options are granted.

In our 2009 Annual Management’s Discussion and Analysis we provided guidance that we expect research, development, collaborations and contracts expenses to increase in 2010 as compared to 2009 as we progress TKM-ApoB and TKM-PLK1 towards the clinic. As a result of the recently awarded contract to develop TKM-Ebola we are incurring further unbudgeted expenses. These further expenses will, however, be more than offset by revenues recognized from the contract as our costs will be reimbursed and we will charge the U.S. Government for program overheads and an incentive fee.

General and administrative / General and administrative expenses increased to $1.5 million in Q3 2010 from $0.9 million in Q3 2009 and $3.6 million for the first nine months of 2010 as compared to $3.0 million for the first nine months of 2009. Most of the increase in Q3 2010 and in the first nine months of 2010 relates to professional and listing fees for our NASDAQ listing.

In our 2009 Annual Management’s Discussion and Analysis we provided guidance that we expect general and administrative expenses to decrease in 2010 as compared to 2009. At the start of the year we had not budgeted for the cost of our NASDAQ share listing which will result in an increase in total general and administrative expenses in 2010 as compared to 2009.

Amortization of intangible assets / Amortization of intangible assets expense relates to medical technology acquired from Protiva and purchased software. The charge was $0.3 million for Q3 2010 and for Q3 2009 and was $1.0 million for the first nine months of 2010 and for the first nine months of 2009. There is an amortization charge of $0.25 million every quarter that relates to the $16.3 million in medical technology acquired through the business combination with Protiva on May 30, 2008 that is being amortized over 16 years. The balance of the amortization charge on intangible assets relates to software.

Management’s Discussion and Analysis (continued)	Tekmira – Q3 2010

As covered in the future changes in accounting policies section of this discussion, when we convert to US GAAP financial reporting at the end of 2010, the medical technology acquired from Protiva will be retrospectively recorded as an expense at the time of acquisition and the ongoing quarterly amortization charge of $0.25 million will no longer apply.

Depreciation of property and equipment / Depreciation of property and equipment was steady at $0.2 million for Q3 2010 and $0.2 million for Q3 2009 and increased to $0.6 million for the first nine months of 2010 as compared to $0.5 million for the first nine months of 2009. In Q3 2010 we began manufacturing drug product in our recently constructed in-house clean room facility. Accordingly, in Q3 2010, we started to depreciate the $1.0 million cost of building the clean room.

Other income and (losses) / Interest income / Interest income was $0.03 million for Q3 2010 and $0.02 million for Q3 2009 and $0.08 million for the first nine months of 2010 as compared to $0.13 million for the first nine months of 2009. Cash investment balances were lower in the first nine months of 2010 as compared to the first nine months of 2009 but interest rates have increased throughout 2010 as compared to 2009. In the future, interest income will continue to fluctuate in relation to cash balances and interest yields.

Other income and (losses) / Loss on purchase and settlement of exchangeable and development notes / The $5.9 million license amendment payment and related $5.9 million loss on the purchase and settlement of exchangeable and development notes is covered in the Overview and Off-balance sheet arrangements sections of this discussion.

Other income and (losses) / Foreign exchange gains (losses) / Foreign exchange gains were $0.02 in Q3 2010 as compared to losses of $0.26 million in Q3 2009. Foreign exchange losses were $0.006 million for the first nine months of 2010 as compared to $0.267 million for the first nine months of 2009. Our foreign exchange gains and losses relate almost entirely to changes in the US dollar to Canadian dollar exchange rate. The US dollar to Canadian dollar exchange saw greater fluctuations in 2009 than so far in 2010. We have some US dollar denominated payables and receivables which provide a natural exchange rate hedge and keep our US dollar cash and investment balances to a working capital level to avoid exchange rate risk.

LIQUIDITY AND CAPITAL RESOURCES

Since our incorporation, we have financed our operations through the sales of shares, debt, revenues from research and development collaborations and licenses with corporate partners, interest income on funds available for investment, government contracts and grants and tax credits.

At September 30, 2010, we had cash and cash equivalents of approximately $15.9 million as compared to $24.4 million at December 31, 2009.

Operating activities used cash of $2.2 million in Q3 2010 as compared to $0.8 million in Q3 2009. Operating activities used cash of $7.7 million in the first nine months of 2010 as compared to $3.7 million in the first nine months of 2009. The $2.9 million decrease in non-cash working capital relates largely to a decrease in accounts payable and accrued liabilities as we paid off a particularly high level of material and contract purchases made towards the end of 2009 and an increase in accounts receivable related to unpaid invoices under the new TKM-Ebola contract. Excluding changes in non-cash working capital and deferred revenue, cash used in operating activities in the first nine months of 2010 was $9.2 million as compared to $5.2 million in the first nine months of 2009 a higher level of research and development spending in the first nine months of 2010. Deferred revenue increased by $4.4 million in the first nine months of 2010 as compared to an increase of $2.6 million in the first nine months of 2009. The primary reason for this increase was the $3.2 million May 2010 payment from BMS related to the signing of a new collaborative agreement as discussed earlier.

Management’s Discussion and Analysis (continued)	Tekmira – Q3 2010

Net cash used in investing activities was $0.08 million in Q3 2010 as compared to net cash provided by investing activities of $1.0 million in Q3 2009. Net cash used in investing activities was $0.8 million in the first nine months of 2010 as compared to $8.7 million in the first nine months of 2009. In 2009 we made some investments in bankers’ acceptances that had a maturity of greater than three months and were therefore classified as short-term investments as opposed to cash. We are currently investing our excess cash in a high-interest savings account, bankers’ acceptances and government bonds all with a maturity of less than three months. Property and equipment cash outflows in both the first nine months of 2009 and 2010 relate largely to facility improvements and manufacturing equipment. In Q3 2010 we completed upgrades to our in-house clean room facility and started manufacturing drug product the clean room. Manufacturing in-house gives us more flexibility and more control over our manufacturing process and timelines.

In our 2009 Annual Management’s Discussion and Analysis we provided guidance that our funds on hand plus expected interest income and the contractually payable further funds from Alnylam, Roche and our other collaborators would be sufficient to continue our product development until mid-2011. As a result of signing a new agreement with Bristol-Myers Squibb and a development contract with the U.S. Government we now believe that our current funds on hand plus expected interest income and funds from our collaborative partners and the U.S. Government will be sufficient to continue our product development into 2012.

Contractual obligations

There have not been any material changes to our contractual obligations from those disclosed in our 2009 Annual Management’s Discussion and Analysis except for new contracts with collaborative partners and the U.S. Government that are covered elsewhere in this discussion.

OFF-BALANCE SHEET ARRANGEMENTS

Debt retirement / We had a contingent obligation that arose through a Purchase and Settlement Agreement dated June 20, 2006 whereby we retired exchangeable and development notes in exchange for contingent consideration including certain future milestone and royalty payments from Hana. Concurrent with signing the second amendment of the license agreement with Hana we signed a Waiver and Release with certain contingent creditors, the “Former Noteholders”. The balance of the contingent obligation related to the Hana milestones and royalties immediately prior to signing the Waiver and Release was US$22.8 million. As per the terms of the Waiver and Release in September and October 2010 we paid the Former Noteholders $5.9 million (US$5.75 million) in full settlement of the contingent obligation. The $5.9 million payable under the Waiver and Release has been included in our Q3 2010 other income (losses) as loss on purchase and settlement of exchangeable and development notes. Our September 30, 2010 accounts payable balance includes $0.6 million (US$0.575 million) related to the Waiver and Release and this amount was paid out on October 7, 2010. Following the $0.6 million payment on October 7, 2010 we have no further obligation to the Former Noteholders and will retain any future milestones or royalties received from Hana.

Protiva promissory notes / There have not been any material changes to our other off-balance sheet arrangement, the Protiva promissory notes, that are explained in our 2009 Annual Management’s Discussion and Analysis.

RELATED PARTY TRANSACTIONS

Research, development, collaborations and contracts expenses in the first nine months of 2009 include $0.04 million of contract research costs, measured at the cash amount and incurred in the normal course of operations with Ricerca Biosciences, LLC (Ricerca) whose Chief Executive Officer, Mr. Ian Lennox, is also a director of the Company. We do not have any current contracts with Ricerca.

Management’s Discussion and Analysis (continued)	Tekmira – Q3 2010

OUTSTANDING SHARE DATA

As of November 5, 2010, after effecting the five-old-for-one-new share consolidation, we had 10,337,414 common shares outstanding and we had outstanding options to purchase 1,394,608 common shares.

RISKS AND UNCERTAINTIES

Our risks and uncertainties are discussed in further detail in our Short Form Base Shelf Prospectus dated November 4, 2010 which can be found at www.sedar.com.

Within the next several years, substantial additional funds will be required to continue with the active development of our pipeline products and technologies. In particular, our funding needs may vary depending on a number of factors including:

•	revenues earned from our collaborative partnerships, particularly Alnylam and Roche;

•	revenues earned from our U.S. Government contract to develop TKM-Ebola;

•	our decisions to in-license or acquire additional products or technology for development, in particular for our RNAi therapeutics programs;

•	the extent to which we continue the development of our product candidates or form collaborative relationships to advance our products;

•	our ability to attract and retain corporate partners, and their effectiveness in carrying out the development and ultimate commercialization of our product candidates;

•	whether batches of drugs that we manufacture fail to meet specifications resulting in delays and investigational and remanufacturing costs;

•	the decisions, and the timing of decisions, made by health regulatory agencies regarding our technology and products;

•	competing technological and market developments; and

•	prosecuting and enforcing our patent claims and other intellectual property rights.

We will seek to obtain funding to maintain and advance our business from a variety of sources including public or private equity or debt financing, collaborative arrangements with pharmaceutical companies and government grants and contracts. There can be no assurance that funding will be available at all or on acceptable terms to permit further development of our products especially in light of the current economic downturn. In addition, we have not established bank financing arrangements and there can be no assurance that we will be able to establish such arrangements or that bank financing can be arranged on satisfactory terms.

If adequate funding is not available, we may be required to delay, reduce or eliminate one or more of our research or development programs. We may need to obtain funds through arrangements with collaborators or others that may require us to relinquish most or all of our rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise seek if we were better funded. Insufficient financing may also mean failing to prosecute our patents or relinquishing rights to some of our technologies that we would otherwise develop or commercialize.

In addition, we are exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our assets and liabilities. We invest our cash reserves in a high interest savings account and bankers’ acceptances with varying terms to maturity (not exceeding two years) issued by major Canadian banks, selected with regard to the expected timing of expenditures for continuing operations and prevailing interest rates. The fair value of our cash investments as at September 30, 2010 is at least equal to the face value of those investments and the

Management’s Discussion and Analysis (continued)	Tekmira – Q3 2010

value reported in our Balance Sheet. Due to the relatively short-term nature of the investments that we hold, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio. We purchase goods and services in both Canadian and U.S. dollars and earn a significant portion of our revenues in U.S. dollars. We manage our U.S. dollar currency risk by using cash received from U.S. dollar revenues to pay U.S. dollar expenses and by limiting holdings of U.S. dollar cash and cash equivalent balances to working capital levels. We have not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

CONTROLS AND PROCEDURES

Our Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures for the year ending December 31, 2009 and have concluded that our disclosure controls and procedures are effective.

Our Chief Executive Officer and the Chief Financial Officer are also responsible for the design and effectiveness of internal controls over financial reporting within the Company in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. They have evaluated our internal controls and procedures over financial reporting as of the end of the period covered by the annual filings and believe them to be effective. To the date of this interim discussion, they also concluded that there were no changes that materially affected the Company’s internal control over financial reporting and disclosure controls and procedures.